Exxon Mobil Corporation

David Levy

5959 Las Colinas Boulevard

Manager Financial Reporting and Analysis

Irving, TX 75039-2298

ExxonMobil

January 19, 2007

Mr. Mark Wojciechowski

Division of Corporation Finance

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Fax No. (202) 772-9369

Re:

SEC Letter to Exxon Mobil Corporation dated January 12, 2007

File No. 1-02256

Dear Mr. Wojciechowski:

In response to your letter dated January 12, 2007, we intend to provide you with a response no later than February 5, 2007.

If you have any questions, please feel free to contact me at 972-444-1290.

Yours truly,

By:  /s/ David Levy

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Name:

David Levy

Title:

Manager Financial Reporting and Analysis